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                                                                    EXHIBIT 12.1

                         THE CHARLES SCHWAB CORPORATION

                Computation of Ratio of Earnings to Fixed Charges
                          (Dollar amounts in thousands)
                                   (Unaudited)

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                                                                    Three Months Ended           Six Months Ended
                                                                         June 30,                    June 30,
                                                                    1999          1998           1999        1998
                                                                    ----          ----           ----        ----
Earnings before taxes on income                                    $249,579     $125,881       $485,671     $238,215
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Fixed charges
    Interest expense - customer                                     157,017      142,017        312,017      279,689
    Interest expense - other                                         19,079       18,626         37,624       36,549
    Interest portion of rental expense                                9,410        7,970         18,665       15,369
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    Total fixed charges (A)                                         185,506      168,613        368,306      331,607
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Earnings before taxes on income and fixed charges (B)              $435,085     $294,494       $853,977     $569,822
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Ratio of earnings to fixed charges (B) divided by (A)*                  2.3          1.7            2.3          1.7
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Ratio of earnings to fixed charges excluding
    customer interest expense**                                         9.8          5.7            9.6          5.6
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*    The ratio of earnings to fixed charges is calculated in a manner consistent with SEC requirements.  For such purposes,  "earnings"  consist of earnings before  taxes on income  and fixed  charges.  "Fixed  charges"  consist  of interest expense incurred on payable to customers, borrowings and one-third of rental expense,  which is estimated to be representative of the interest factor.

** Because interest expense incurred in connection with payable to customers is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges excluding customer interest expense reflects the elimination of such interest expense as a fixed charge.

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